
November 24, 2020

Thomas M. Siebel
Chief Executive Officer
C3.ai, Inc.
1300 Seaport Blvd, Suite 500
Redwood City, CA 94063

> **Re: C3.ai, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 13, 2020**
> **File No. 333-250082**

Dear Mr. Siebel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2020 letter.

Form S-1 filed November 13, 2020

Prospectus Summary
Lighthouse Customers, page 2

1. We note your response to prior comment 2 that quantifying the portion of the company's revenue attributable to lighthouse customers would not be useful to investors and could potentially mislead investors. Given the prominent disclosure of your lighthouse customers in your filing, please provide appropriate context regarding the impact of these customers on the company's results of operations. In addition, please disclose in the filing, as you do in your response letter, that the company expects the revenue represented by the lighthouse customers to decrease as a percentage of total revenue as more customers adopt the technology. We note your disclosure that the company expects the

"average total contract value to decrease" as you expand the customer base beyond a small number of large lighthouse customers to a larger number of smaller customers, but also discuss the impact on your total revenue.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Calise Cheng